UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

ATHLON ENERGY INC.

(Name of Subject Company)

ATHLON ENERGY INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

047477 104

(CUSIP Number of Class of Securities)

Robert C. Reeves

President and Chief Executive Officer

Athlon Energy Inc.

420 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(817) 984-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Sean T. Wheeler

Michael E. Dillard

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Athlon Energy Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Alenco Acquisition Company Inc., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of Encana Corporation, a Canadian corporation (“Parent”), to purchase all of the Company’s outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $58.50 per Share in cash, without interest, less any applicable withholding taxes (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Form of Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Acquisition Sub with the SEC on October 10, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraphs immediately preceding the heading “Cautionary Note Regarding Forward-Looking Statements.”:

Completion of the Offer.

At 12:00 midnight, New York City time, on Wednesday, November 12, 2014 (one minute after 11:59 p.m., New York City time, on Wednesday, November 12, 2014), the Offer expired as scheduled and was not extended.  Following the expiration of the Offer, Acquisition Sub was advised by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), that a total of 88,025,770 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 86.9% of the outstanding Shares on a fully diluted basis. In addition, the Depositary advised that Notices of Guaranteed Delivery had been delivered with respect to 4,487,330 Shares, representing approximately 4.4% of the outstanding Shares on a fully diluted basis.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Acquisition Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, Parent and Acquisition Sub will cause the Merger to become effective as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than shares of stock for which appraisal rights have been validly perfected) will be converted into the right to receive the Consideration.

Following the Merger, all Shares will be delisted and will cease to trade on the NYSE.

On November 13, 2014, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(16) to the Schedule 14D-9 and is incorporated herein by reference.

Item 9.         Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(16)

Press Release issued by Encana Corporation, dated November 13, 2014 (incorporated by reference to Exhibit (a)(5)(xv) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on November 13, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Athlon Energy Inc.

By:	/s/ Robert C. Reeves
Robert C. Reeves
President and Chief Executive Officer

Dated: November 13, 2014